Exhibit 99.1

Fiscal Q1 2017 WNS (Holdings) Limited

WNS Announces Fiscal 2017 First Quarter Earnings, Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, July 14, 2016 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2017 first quarter ended June 30, 2016.

Highlights – Fiscal 2017 First Quarter:

GAAP Financials

•    Revenue of $148.0 million, up 10.3% from $134.1 million in Q1 of last year and up 3.7% from $142.6 million last quarter

•    Profit of $12.2 million, compared to $12.8 million in Q1 of last year and $15.9 million last quarter

•    Diluted earnings per ADS of $0.23, compared to $0.24 in Q1 of last year and $0.30 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $140.8 million, up 11.3% from $126.5 million in Q1 of last year and up 4.0% from $135.3 million last quarter

•    Adjusted Net Income (ANI) of $23.9 million, compared to $22.6 million in Q1 of last year and $26.9 million last quarter

•    Adjusted diluted earnings per ADS of $0.45, compared to $0.42 in Q1 of last year and $0.50 last quarter

Other Metrics

•    Added 6 new clients in the quarter, expanded 6 existing relationships

•    Days sales outstanding (DSO) at 29 days

•    Global headcount of 32,448 as of June 30, 2016

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the first quarter was $148.0 million, representing a 10.3% increase versus Q1 of last year and a 3.7% increase from the previous quarter. Revenue less repair payments* in the first quarter was $140.8 million, an increase of 11.3% year-over-year and 4.0% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal first quarter grew 16.7% versus Q1 of last year, and 3.7% sequentially. Year-over-year, fiscal Q1 revenue was adversely impacted by depreciation in the British Pound, South African Rand and Australian Dollar against the US Dollar. These headwinds were more than offset by revenue growth driven by the addition of new clients and the expansion of existing relationships. Year-over-year revenue improvement was broad-based, led by growth in the Healthcare, Retail/CPG, Shipping and Logistics, and Travel verticals. Sequentially, revenue growth was also broad-based, and was boosted by favorability from currency movements net of hedging.

Operating margin in the first quarter was 9.8%, as compared to 11.5% in Q1 of last year and 13.2% reported in the previous quarter. First quarter adjusted operating margin* was 18.6%, versus 20.0% in Q1 of last year and 22.0% last quarter. On a year-over-year basis, these margins were pressured by the impact of our annual wage increases, balance sheet revaluation resulting from depreciation in the British Pound, and increased compensation associated with the India Payment of Bonus Act. In addition, our GAAP operating margins were adversely impacted by an increase in our share-based compensation. Partially offsetting these costs was increased operating leverage from higher volumes. Sequentially, margins reduced as a result of wage increases and currency movements net of hedging. These headwinds more than offset margin benefits from productivity improvements and higher volumes.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q1 2017 WNS (Holdings) Limited

Profit in the fiscal first quarter was $12.2 million, as compared to $12.8 million in Q1 of last year and $15.9 million in the previous quarter. Adjusted net income (ANI)* in Q1 was $23.9 million, up $1.2 million as compared to Q1 of last year and down $3.0 million from the previous quarter.

From a balance sheet perspective, WNS ended Q1 with $146.6 million in cash and investments, and no debt. In the first quarter, the company generated $17.7 million in cash from operations, and had $5.2 million in capital expenditures. During Q1, WNS repurchased 750,000 ADS’s at an average price of $30.49 per ADS, totaling $22.9 million. Days sales outstanding were 29 days, as compared to 28 days in Q1 of last year and 28 days reported in the previous quarter.

“During the fiscal first quarter, WNS delivered solid revenue growth and continued to position the company for long-term success. In Q1, we added several new strategic relationships which highlighted our capabilities in domain expertise, technology-enabled solutions and analytics,” said Keshav Murugesh, WNS’s Chief Executive Officer. “Despite some of the uncertainty surrounding the UK’s decision to leave the European Union, we believe our underlying business momentum is stable and healthy. WNS remains focused on investing to meet the evolving needs of our clients, putting our balance sheet to work, executing on our core strategies, and capitalizing on the long-term BPM opportunity.”

Fiscal 2017 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2017 as follows:

•	Revenue less repair payments* is expected to be between $541 million and $569 million, up from $531.0 million in fiscal 2016. This assumes an average GBP to USD exchange rate of 1.30 for the remainder of fiscal 2017.

•	ANI* is expected to range between $94 million and $100 million versus $103.0 million in fiscal 2016. This assumes an average USD to INR exchange rate of 67.5 for the remainder of fiscal 2017.

•	Based on a diluted share count of 53.0 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.78 to $1.89.

“The company has updated our forecast for fiscal 2017 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our revised guidance for the year reflects growth in revenue less repair payments* of 2% to 7%, or 8% to 14% on a constant currency* basis. We currently have 95% visibility to the midpoint of the range.”

Conference Call

WNS will host a conference call on July 14, 2016 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 40409180. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 40409180, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2016, WNS had 32,448 professionals across 42 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Fiscal Q1 2017 WNS (Holdings) Limited

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2016 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F filed on May12, 2016 with the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 12, 2016.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 12, 2016.

Fiscal Q1 2017 WNS (Holdings) Limited

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q1 2017 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
Revenue	$148.0	$134.1	$142.6
Cost of revenue	98.7	88.8	92.2

Gross profit	49.3	45.3	50.4
Operating expenses:
Selling and marketing expenses	7.7	7.4	7.4
General and administrative expenses	20.9	18.0	20.8
Foreign exchange loss/ (gain), net	(0.1)	(1.8)	(2.8)
Amortization of intangible assets	6.3	6.2	6.2

Operating profit	14.5	15.4	18.8
Other income, net	(2.3)	(2.2)	(2.6)
Finance expense	0.1	0.1	0.0

Profit before income taxes	16.8	17.5	21.4
Provision for income taxes	4.6	4.7	5.5

Profit	$12.2	$12.8	$15.9

Earnings per share of ordinary share
Basic	$0.24	$0.25	$0.31

Diluted	$0.23	$0.24	$0.30

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Jun 30, 2016 compared to
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016	Jun 30, 2015	Mar 31, 2016
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$148.0	$134.1	$142.6	10.3%	3.7%
Less: Payments to repair centers	7.2	7.6	7.3	(6.0)%	(1.9)%
Revenue less repair payments (Non-GAAP)	$140.8	$126.5	$135.3	11.3%	4.0%
Exchange rate impact	(1.2)	(6.9)	(0.7)
Constant currency revenue less repair payments (Non-GAAP)	$139.6	$119.6	$134.6	16.7%	3.7%

Fiscal Q1 2017 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
	(Amounts in millions)
Cost of revenue (GAAP)	$98.7	$88.8	$92.2
Less: Payments to repair centers	7.2	7.6	7.3
Less: Share-based compensation expense	0.6	0.6	0.5
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$90.9	$80.6	$84.4

Reconciliation of gross profit (GAAP to non-GAAP)
	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
	(Amounts in millions)
Gross profit (GAAP)	$49.3	$45.3	$50.4
Add: Share-based compensation expense	0.6	0.6	0.5
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$49.9	$45.9	$50.9

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
Gross profit as a percentage of revenue (GAAP)	33.3%	33.8%	35.3%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	35.4%	36.3%	37.6%

Fiscal Q1 2017 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.7	$7.4	$7.4
Add: Share-based compensation expense	0.3	0.5	0.3
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.4	$6.9	$7.1

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
Selling and marketing expenses as a percentage of revenue (GAAP)	5.2%	5.5%	5.2%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	5.3%	5.5%	5.2%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)
	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
	(Amounts in millions)
General and administrative expenses (GAAP)	$20.9	$18.0	$20.8
Less: Share-based compensation expense	4.5	2.6	3.9
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$16.4	$15.4	$16.9

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
General and administrative expenses as a percentage of revenue (GAAP)	14.1%	13.5%	14.6%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	11.6%	12.2%	12.5%

Fiscal Q1 2017 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
	(Amounts in millions)
Operating profit (GAAP)	$14.5	$15.4	$18.8
Add: Amortization of intangible assets	6.3	6.2	6.2
Add: Share-based compensation expense	5.4	3.7	4.8
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$26.3	$25.3	$29.8

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
Operating profit as a percentage of revenue (GAAP)	9.8%	11.5%	13.2%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	18.6%	20.0%	22.0%

Reconciliation of profit (GAAP to non-GAAP)
	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
	(Amounts in millions)
Profit (GAAP)	$12.2	$12.8	$15.9
Add: Amortization of intangible assets	6.3	6.2	6.2
Add: Share-based compensation expense	5.4	3.7	4.8
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$23.9	$22.6	$26.9

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
Profit as a percentage of revenue (GAAP)	8.2%	9.5%	11.1%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	17.0%	17.9%	19.9%

Fiscal Q1 2017 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
Basic earnings per ADS (GAAP)	$0.24	$0.25	$0.31
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.23	0.19	0.21
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.47	$0.44	$0.52

Reconciliation of diluted income per ADS (GAAP to non-GAAP)
	Three months ended
	Jun 30, 2016	Jun 30, 2015	Mar 31, 2016
Diluted earnings per ADS (GAAP)	$0.23	$0.24	$0.30
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.22	0.18	0.20
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.45	$0.42	$0.50

Fiscal Q1 2017 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Jun 30, 2016	As at Mar 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$64.4	$41.9
Investments	82.1	133.0
Trade receivables, net	58.1	54.9
Unbilled revenue	45.5	44.3
Funds held for clients	11.3	11.9
Derivative assets	19.4	13.9
Prepayments and other current assets	23.1	22.6

Total current assets	304.0	322.5
Non-current assets:
Goodwill	73.3	76.2
Intangible assets	22.0	27.1
Property and equipment	47.8	50.4
Derivative assets	6.8	4.8
Cash consideration, pending allocation	11.7	—
Investments	0.1	—
Deferred tax assets	21.3	22.5
Other non-current assets	27.0	21.8

Total non-current assets	209.9	203.0

TOTAL ASSETS	$513.9	$525.5

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$18.7	$19.9
Provisions and accrued expenses	23.1	24.7
Derivative liabilities	11.7	3.3
Pension and other employee obligations	35.8	44.8
Deferred revenue	4.5	2.9
Current taxes payable	5.1	1.7
Other liabilities	8.4	6.0

Total current liabilities	107.2	103.3
Non-current liabilities:
Derivative liabilities	0.7	0.5
Pension and other employee obligations	9.9	6.9
Deferred revenue	0.2	0.3
Other non-current liabilities	4.7	4.5
Deferred tax liabilities	2.1	1.8

Total non-current liabilities	17.6	13.9

TOTAL LIABILITIES	124.7	117.3

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 52,667,089 shares and 52,406,304 shares; outstanding: 50,817,089 shares and 51,306,304 shares; each as at June 30, 2016 and March 31, 2016, respectively)	8.2	8.2
Share premium	312.4	306.9
Retained earnings	252.4	240.2
Other components of equity	(130.6)	(116.7)

Total shareholders’ equity including shares held in treasury	442.5	438.6

Less: 1,850,000 shares as of June 30, 2016 and 1,100,000 shares as of March 31, 2016, held in treasury, at cost	(53.4)	(30.5)

Total shareholders’ equity	389.1	408.2

TOTAL LIABILITIES AND EQUITY	$513.9	$525.5